UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)*

EASTERN AMERICAN NATURAL GAS TRUST
(Name of Issuer)

Trust Units
(Title of Class of Securities)

276217106
(CUSIP Number)

Brian Ferguson
PO Box 302204
Austin, TX 78703
                                            (512) 809-9484
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                                December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

               [  ] Rule 13d-1(b)

              [X] Rule 13d-1(c)

              [   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 “(Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 276217106

(1) Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only):

SoftVest, LP (75-2845692)

(2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ] (b) [ ]

(3) SEC Use Only:

(4) Citizenship or Place of Organization

DE

Number of Trust Units Beneficially Owned by Each Reporting Person With:	(5.) Sole Voting Power	300,000

	(6.) Shared Voting Power	0

	(7.) Sole Dispositive Power	0

	(8.) Shared Dispositive Power	300,000

(9) Aggregate Amount Beneficially Owned by Each Reporting Person:

300,000

(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

(11) Percent of Class Represented by Amount in Row (9):

(12) Type of Reporting Person (See Instructions):

PN

ITEM 1. NAME AND ADDRESS OF ISSUER

This Statement on Schedule 13G (this "Statement") relates to the units of beneficial interest ("Trust Units"), of the Eastern American Natural Gas Trust, a Delaware trust (the "Issuer"). The address of the Issuer's principal executive offices is The Bank of New York Mellon Trust Company, N.A, Trustee; Global Corporate Trust; 919 Congress Avenue Suite 500; Austin, Texas.

ITEM 2. IDENTITY AND BACKGROUND

(a) The names of the entity filing this Statement is SoftVest, LP (the "Reporting Person").

(b) The addresses of the principal business offices of the Reporting Person is:

SoftVest, LP 400 Pine Street Suite 1010 Abilene, TX 79601

(c) Citizenship:

SoftVest, LP, is a Delaware limited partnership.

(d) Title of Class of Securities: Common Stock $.01 par value per share.

(e) CUSIP Number: 276217106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

[ ] Bank as defined in section 3 (a) (6) or the Act (15 U.S.C. 78c).

[ ] Insurance company as defined in section 3(a) (19) of the Act (15 U.S.C. 78c).

[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

[ ] An investment adviser in accordance with §240.13d-1(b) (1) (ii) (E);

[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b) (1) (ii) (F);

[ ] A parent holding company or control person in accordance with §240.13d-1(b) (1) (ii) (G);

[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

[ ] A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

[ ] Group, in accordance with §240.13d-1(b) (1) (ii) (J).

ITEM 4. OWNERSHIP

(a) Amount beneficially owned:

SoftVest, LP – 300,000

(b) Percent of class:

5.08%

(c) Number of Shares as to which the person has:	(i). Sole Voting Power	300,000

	(ii) Shared Voting Power	0

	(iii) Sole Dispositive Power	0

	(iv) Shared Dispositive Power	300,000

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

SoftVest, LP is a limited partnership with limited partners who have the right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock owned by SoftVest, LP otherwise than as a member of the reporting group.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

None.

ITEM 8. INDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9. NOTICE OF DISSOLUTON OF GROUP

Not applicable

ITEM 10. CERTIFICATION

(a) The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect or changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 12, 2011.

SOFTVEST, LP

By:	SOFTVEST MANAGEMENT, LP, its general partner

	By:	DEBECK, LLC, its general partner

By:	/s/ Brian J. Ferguson
Brian J. Ferguson, Counsel

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)